

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Richard F. Hamm, Jr.
Senior Vice President, Corporate Development,
General Counsel and Secretary
Dendreon Corporation
3005 First Avenue
Seattle, WA 98121

> **Re: Dendreon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **Schedule 14A filed April 23, 2010**
> **File No. 000-30681**

Dear Mr. Hamm:

    We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Jeffrey P. Riedler
                        Assistant Director